Via Facsimile and U.S. Mail
Mail Stop 4720

March 8, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

**Re:     Lincoln National Corporation**
**Form 8-K filed January 4, 2010**
**File No. 1-06028**

Dear Mr. Crawford:

We have completed our review of your above-referenced Form 8-K and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director